The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

February 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.
Draft Registration Statement on Form S-1
Submitted December 12, 2018
CIK No. 0001314196

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 4, 2019, regarding the Company’s Draft Registration Statement on Form S-1 submitted December 12, 2018 (the “Registration Statement”). Concurrently with this response, the Company has filed an amended Draft Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	Please highlight on the cover page that you will be a controlled company within the meaning of the corporate governance standards of Nasdaq. Disclose the beneficial ownership held by Mr. Yakov, your Chief Executive Officer, and Mr. Herzog, your principal stockholder, after the closing of the offering.

The Company has revised the Registration Statement cover page to reflect that the Company will be a controlled company within the meaning of the corporate governance standards of Nasdaq. The Company’s status as a controlled company is based solely on the ownership of Mr. Yakov. Mr. Yakov and Mr. Herzog are not part of a group as such term is defined under the Securities Exchange Act of 1934, as amended.

Prospectus Summary

Our Company, page 1

2.	Please disclose whether you are currently substantially dependent on your eVance business and, if so, the extent of such dependence. In this regard, we note that revenue for the Successor period was "primarily from transaction and processing fees related to electronic payment.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission

February 14, 2019

Corporate Information, page 2

3.	You disclose that CrowdPay and Omnisoft were affiliate companies of your "majority stockholder" prior to the respective share exchanges. Please revise to identify Messrs. Yakov and Herzog as the counterparties to the share exchange agreements. Further, disclose the details of the transactions in the related party transactions section of your prospectus. Refer to Item 404(d) of Regulation S-K..

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Risk Factors

Risks Related to Our Company, page 4

4.	You state that Ms. Boulds was hired as a full-time Chief Financial Officer, but her biographical description suggests that she currently has other business interests. To the extent material, please clarify the amount of time that Ms. Boulds devotes to the company and include appropriate risk factors regarding the limitations on her time and potential conflicts of interest.

The Company has revised the Registration Statement to reflect that Ms. Boulds does not work for the Company on a full-time basis and has added a risk factor to the Registration Statement to address the same. The Staff is advised that Ms. Boulds currently devotes only as much time as is required to perform the current tasks and duties of the Chief Financial Officer of the Company. In the event that the Company in the future needs to hire a person to devote her or his full time to the role of Chief Financial Officer, the Company will hire a person on a full time basis (including, potentially hiring Ms. Boulds on a full time basis). The Company does not believe that there are currently any conflicts of interest associated with Ms. Boulds part-time employment or her work on any ventures outside of the Company.

Our operating results and operating metrics are subject to seasonality and volatility . . . ., page 17

5.	Your disclosure indicates that the eVance business generates revenue in Europe. You, however, otherwise disclose that such business provides financial and transaction processing solutions "to merchants throughout the United States." Please reconcile. To the extent you are targeting international expansion for the eVance business, please clarify and describe the material opportunities, challenges, and risks associated with such strategy in an appropriate area of the prospectus.

The Staff is advised that the Company does not currently generate any revenue in Europe and does not expect to target international expansion of its eVance business. The Company has revised the Registration Statement to reflect these changes in accordance with the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 36

6.	You state that you intend the forward-looking statements in the prospectus "to be covered by the safe harbor" for such statements. As your disclosure indicates that you believe this offering constitutes your initial public offering, please remove any implication that you are eligible to invoke the safe harbor provided by Section 27A of the Securities Act.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission

February 14, 2019

Use of Proceeds, page 37

7.	Please disclose the amount of the Term Loan that you intend to repay with the proceeds of this offering. Also, clarify which promissory notes you intend to repay. In this regard, you refer to $3.0 million of such notes, which mature on March 31, 2019; however, $2.0 million matures on November 14, 2019.

The Staff is advised that the Company has not yet determined the amount of each debt instrument that will be repaid with the proceeds of the offering. The Company has otherwise revised the Registration Statement in accordance with the Staff’s comment.

Results of Operations, page 42

8.	The transaction and processing fees generated by the eVance business appear to have decreased significantly during the periods subsequent to the date of the Asset Acquisition. Please describe the causes of this change, including any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on revenue. For further insight into your performance, provide a comparative breakdown of any key metrics that management uses to evaluate the performance of the eVance business, such as the monthly average amount and number of transactions processed as well as the number of merchants for which you serve as a wholesale ISO versus a retail ISO. In this regard, you should expand upon the disclosure on page 41 that you are "currently processing over $82,000,000 in gross transactions on a monthly run rate and average 1,400,000 transactions a month" and disclose such quantitative information for each period presented. Refer to Item 303(a) of Regulation S-K and Section B of SEC Release No. 33-8350.

The Staff is advised that eVance has experienced normal attrition as compared to other independent sales organizations in the payments industry. The reason the attrition is so visible in the Company’s revenue is due to the fact that sales were minimal for the 2018 fiscal year.  The decrease in sales was due to uncertainty of the Company before the April 2018 asset acquisition by the Company. At the time of the asset acquisition, eVance had less than 3 sales reps boarding less than 10 new deals a month.  eVance hired an industry veteran to build and manage the sales for the company.  eVance is growing its sales force and expects to have improved revenues and sales for the 2019 year.  The Staff is advised that the Company will provide that requested information in its MD&A section in its next filing of the Registration Statement which includes the audited financial statements for the fiscal year ended December 31, 2018.

Liquidity and Capital Resources, page 43

9.	You disclose that you are "currently in the process of a capital raise of up to $5,000,000" that will yield enough liquidity for the next several years. Please clarify whether you are referring to the current offering or another financial transaction. In addition, please reconcile this statement with the disclosure in Note 3 that you are "currently in the process of a capital raise of up to $7,500,000."

The Staff is advised that the Company has been contemplating a capital raise since its asset acquisition in April 2019 which culminated in this proposed public offering. The size of the contemplated capital raise changed between the two period identified. The Company did not raise any cash during this period other than from the promissory notes issued to John Herzog.

Securities and Exchange Commission

February 14, 2019

Business

Our Industry, page 46

10.	Please disclose the date of publication of the Nilson Report to which you cite in this discussion. In this regard, we note the corresponding disclosure on page i that you "have not independently verified the data" that derive from such report. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information that you have chosen to include.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Description of Our CrowdPay Business, page 51

11.	Please explain how your platform for Regulation Crowdfunding offerings differs from your platform for Regulation A+ and Regulation D offerings in relation to your compliance with the federal securities laws, including fee structures. In this regard, you should briefly describe the distinct regulatory framework that is applicable to funding portals as well as what distinguishes your services from those that may generally be provided by broker-dealers.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 64

12.	Your disclosure appears to be limited to transactions that have occurred since the beginning of the last fiscal year. Please also identify any transaction that has occurred since the beginning of the fiscal year ended December 31, 2016 in which the amount involved the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. In this regard, we note your disclosure on page F-10. Refer to Item 404(d)(1) and Instruction 1 to Item 404 of Regulation S-K. Further, identify the related parties to whom you owe $81,694 in accrued expenses.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Experts, page 71

13.	The Exhibit 16 letter provided by Liggett & Webb P.A. refers to an Item 4.01 Form 8-K dated September 25, 2018. Please amend the Form 8-K filed on January 30, 2019 to include a revised letter from your former independent registered accounting firm.

The Staff is advised that the Company filed an amendment to its Form 8-K on February 12, 2019 including a revised letter from Liggett & Webb P.A.

Securities and Exchange Commission

February 14, 2019

The OLB Group, Inc.

Interim Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation, page F-18

14.	Please tell us whether both the April 9, 2018 Asset Acquisition and the May 9, 2018 Share Exchanges are common control transactions. If so, tell us how you determined that the Asset Acquisition qualifies as a common control transaction. If not, please revise your current disclosures as they appear to imply that both the Asset Acquisition and Share Exchanges are common control transaction.

The Staff is advised that only the May 9, 2018 share exchanges are common control transactions. The Company has revised the Registration Statement in accordance with the Staff’s comment.

15.	Your disclosures imply that prior periods were retrospectively adjusted to furnish comparative information. Please clarify for us which periods were adjusted and revise your disclosures as necessary. Also, tell us the amount of revenue attributable to Omnisoft and CrowdPay for each period in which they were presented and where they are reflected in the financial statements provided.

The Staff is advised that the financial statements are not retrospectively adjusted. Due to the predecessor accounting method, financial statements up until April 8, 2018 are those of Excel Corporation and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. which was the owner of the assets which the Company ultimately purchased from Great American Capital Partners in April 2018. Financial statements from April 9, 2018 through September 30, 2018 represent the financial results of the Company, including all of its subsidiaries.

Revenue and cost recognition, page F-19

16.	Your disclosures refer to both ASC 605 and ASC 606. Please revise to clarify when you adopted ASC 606 and provide the related disclosures including the transition disclosures required by ASC 606-10-65.

The Staff is advised that the Company is considered an Emerging Growth Company whereby both ASC 605 and 606 are not applicable in 2018.

Unaudited Pro Forma Condensed Combined Financial Information, page F-47

17.	Please tell us why there are no pro forma adjustments in the pro forma condensed combined statement of operations. In this regard, we note the stepped up basis in acquired intangible assets and the change in outstanding debt.

The Staff is advised that the Company does not believe that pro forma adjustments were required.

Securities and Exchange Commission

February 14, 2019

Exhibits

18.	Please file or incorporate by reference all the material agreements related to the Asset Acquisition and the Share Exchange as exhibits to the registration statement. In this regard, we specifically refer you to the agreements that were filed as exhibits to the Forms 8-K filed on April 13, 2018, May 15, 2018, and August 3, 2018, pursuant to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K. Also, please note the promissory note that was issued to Mr. Herzog on November 14, 2018, which does not appear to have been filed with a Form 8-K, should be filed as an exhibit to the registration statement.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

19.	Please file the written agreement pursuant to which Mr. Herzog has promised to provide you with any additional financial support that you may need. In this regard, we note your disclosure on page F-21. Also, file Mr. Yakov's employment agreement, which you briefly describe on page 61. Refer to Item 601(b)(10) of Regulation S-K.

The Company has revised the Registration Statement in accordance with the Staff’s comment. The Company will file the agreement with Mr. Herzog by amendment.

General

20.	It appears that you have confidentially submitted this registration statement pursuant to Section 6(e) of the Securities Act of 1933. Clarify whether you believe that you are an emerging growth company. If appropriate, provide disclosure clarifying the implications of such status throughout the prospectus, including the cover page, prospectus summary, and Risk Factors section. In this regard, you should address whether you will use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act. Also, supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has revised the Registration Statement to reflect that it is an emerging growth company. The Company has not yet prepared any written communications, as defined in Rule 405 of the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff with any such communications in the future. We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP